SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

CAAS

Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ

Ph.: (21) 2514-5641

Extract of the minutes of the 39th meeting of the Management, People and Eligibility Committee

CERTIFICATE

EXTRACT OF THE MINUTES OF THE THIRTY-NINTH MEETING OF THE MANAGEMENT, PEOPLE, AND ELIGIBILITY COMMITTEE OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

It is hereby certified for the due purposes that on September 9, 2019, at 6:41 pm, the Management, People and Eligibility Committee - CGPE of Centrais Elétricas Brasileiras S/A - Eletrobras closed its 39th meeting. Their votes were cast by the Directors MARCELO DE SIQUEIRA FREITAS (coordinator), RUY FLAKS SCHNEIDER and VICENTE FALCONI CAMPOS. There was no record of absences. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and in accordance with articles 14 and 64, paragraph 1, of Decree 8945/16, and Official Letter 842/16- MP, cast their votes based on the documentation presented, having unanimously opined, and exclusively from the perspective of legal investiture requirements, for the eligibility of the following appointment:

➢  Appointment of Pedro Luiz de Oliveira Jatobá to Chief Generation Officer of Eletrobras Holding.

There being no further business to discuss, the members of the Committee closed the work on the eligibility of this meeting, determining the drawing up of this certificate which, after being read and approved, will be signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras, which I drafted.

Rio de Janeiro, September 9, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.